NEWS RELEASE

OLYMPUS: RECENT $25 MILLION PROSPECTUS IN TD BANK.

CONFIRMS NO EXPOSURE TO ASSET BACKED

TORONTO, August 27, 2007– Olympus Pacific Minerals Inc. (TSX:OYM) (“Olympus”) Mr. David Seton, Executive Chairman is pleased to announce that other than monthly working capital requirements for its projects in Vietnam and the Philippines, all of Olympus’ cash balances are deposited in interest bearing bank deposit accounts at the TD Bank in Canada.

Olympus’ growth strategy is focused on its existing projects in Vietnam and the Philippines through aggressive exploration and resource base expansion to enable it to significantly expand its current production profile.

Active drilling programs are underway on the Company’s three main projects at Bong Mieu and Phuoc Son in Vietnam and Capcapo in the Northern Philippines. The Company has a demonstration plant operating at its Bong Mieu Project and plans to commence development of its second mine at Phuoc Son upon completion of debt funding.

Olympus as first mover in Vietnam is positioned to become a leading gold explorer and producer in Southeast Asia. Olympus is committed to its vision of making major discoveries in the region and increasing shareholder wealth.

For further information contact:

David Seton, Executive Chairman
Jim Hamilton, Corporate Communications
T:  (416) 572-2525 or TF: 1-888-902-5522
F:  (416) 572-4202

www.olympuspacific.com

OLYMPUS FOFI DISCLAIMER

Certain of the statements made and information contained herein is “forward-looking information” within the meaning of the Ontario Securities Act, including statements concerning our plans at our Vietnamese mineral projects, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management discussion and analysis. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment within Vietnam will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking information.

Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.